

Mail Stop 3720

January 5, 2007

Via U.S. Mail and Fax (212) 765-5772
Richard Goldenberg
Chief Financial Officer
EVCI Career Colleges Holding Corp.
1 Van Der Donck Street
2nd Floor
Yonkers, NY 10701

       RE: **EVCI Career Colleges Holding Corp.**
                Form 10-K/ A2 for the fiscal year ended December 31, 2005
                Filed May 15, 2006

                Form 10-Q for the quarters ended through September 30, 2006
                File No. 1-14827

Dear Mr. Goldenberg:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director